UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Allbirds, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
01675A 109
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01675A 109

1.	Names of Reporting Persons Timothy O. Brown
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,023,630 (see Item 4 herein)
	6.	Shared Voting Power 13,380,925 (see Item 4 herein)
	7.	Sole Dispositive Power 1,023,630 (see Item 4 herein)
	8.	Shared Dispositive Power 13,380,925 shares (see Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,404,555 (see Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.4% of Class A Common Stock (9.2% of Common Stock) (See Item 4 herein)
12.	Type of Reporting Person (see instructions) IN

Item 1(a).	Name of Issuer: Allbirds, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 730 Montgomery Street, San Francisco, CA 94111

Item 2(a).	Name of Person Filing: Timothy O. Brown

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Allbirds, Inc. 730 Montgomery Street San Francisco, CA 94111

Item 2(c).	Citizenship: New Zealand

Item 2(d).	Title of Class of Securities: Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number: 01675A 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:
As of December 31, 2023, Mr. Brown beneficially owned (a) 13,955,925 shares of the Issuer’s Class B Common Stock, consisting of: (i) 13,330,925 shares of Class B Common Stock held by Timothy O. Brown and Lindsay T. Brown, as Trustees of the Grenadier Trust Under Revocable Trust Agreement Dated January 22, 2018 and (ii) 625,000 shares of Class B Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of December 31, 2023 and (b) 448,630 shares of the Issuer’s Class A Common Stock, consisting of (i) 50,000 shares of Class A Common Stock held by Timothy O. Brown and Lindsay T. Brown, as Trustees of the Grenadier Trust Under Revocable Trust Agreement Dated January 22, 2018 and (b) 398,630 shares of Class A Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of December 31, 2023. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon the sale or transfer of such share of Class B Common Stock, subject to certain exceptions, and in certain other circumstances described in the Issuer’s amended and restated certificate of incorporation. The holders of Class B Common Stock are entitled to 10 votes per share, and the holders of Class A Common Stock are entitled to one vote per share.

(b)	Percent of Class:
Percent of Class A Common Stock is based on the denominator of (i) 102,546,885 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2023 and (ii) 13,955,925 shares of the Issuer’s Class B Common Stock beneficially owned by Mr. Brown that are convertible into Class A Common Stock, and deemed as outstanding Class A Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Percent of Common Stock and total voting power of the Issuer’s outstanding Common Stock is calculated based on the denominator of (i) 102,546,885 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2023, (ii) 52,547,761 shares of the Issuer’s Class B Common Stock outstanding as of December 31, 2023, (iii) 398,630 shares of Class A Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of December 31, 2023, and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Exchange Act and (iv) 625,000 shares of Class B Common Stock issuable upon the exercise of stock options that are vested and exercisable within 60 days of December 31, 2023, and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Exchange Act, and the information set forth in (a) above.
Based on the above, Mr. Brown beneficially owned: (A) 12.4% of the Issuer’s outstanding Class A Common Stock; and (B) 9.2% of the Issuer’s outstanding Common Stock, representing 22.1% of the total voting power of the Issuer’s outstanding Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,023,630

(ii)	Shared power to vote or to direct the vote: 13,380,925

(iii)	Sole power to dispose or to direct the disposition of: 1,023,630

(iv)	Shared power to dispose or to direct the disposition of: 13,380,925

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024
Date

/s/ Timothy O. Brown
Timothy O. Brown